

May 11, 2015

<u>Via E-mail</u>
Mr. David A. Brooks
Chief Operating Officer, General Counsel and
Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Trust, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed May 6, 2015 and May 8, 2015**
> **File No. 001-31775**

Dear Mr. Brooks:

We have reviewed your filings and have the following comments.

<u>Definitive Additional Material filed May 6, 2015</u>

1.   In future filings, please ensure that captions accurately summarize and describe the content of the soliciting material. For example, we note the following heading: "Leading Independent Proxy Advisory Firm Advises Shareholders to Reject Unite Here Campaign Against Ashford Trust." The heading does not appear to accurately summarize the text that follows, which outlines <u>both</u> types of ISS recommendations with respect to Unite Here's campaign.

<u>Definitive Additional Material filed May 8, 2015</u>

2.   In future filings, please refrain from making statements similar to the following without qualifying the statements as your opinion or belief and clarifying that the question of whether the Unite Here proposals were properly brought is subject to pending litigation that has been stayed until after the annual meeting:

- "In doing so, UNITE HERE again violated applicable federal law by misleading the Company's shareholders and ISS to believe that the UNITE HERE proposals were properly brought, lawful and would be heard at the Company's annual meeting of shareholders."

Refer generally to Rule 14a-9, Note b.

3.   We note the following statement: "Therefore, in order to have your vote properly recorded at the Company's 2015 annual meeting of shareholders, we encourage you to vote on the WHITE proxy card." In future filings, please refrain from implying that votes on company proposals submitted by using Unite Here's card will not be counted. Such implication would appear to be inconsistent with the following disclosure in the company's proxy statement: "If Unite Here solicits proxies for the company's proposals, we intend to accept such proxies if validly signed, not revoked and dated subsequent to any proxy held by management for such shareholders."

        You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Richard M. Brand, Esq.
        Kirkland & Ellis LLP